Exhibit (g)(32)





                    [Letterhead of Hilton Hotels Corporation]




         October 17, 1997




         Mr. Rand V. Araskog
         Chairman and Chief Executive Officer
         ITT Corporation
         1330 Avenue of the Americas
         New York, New York  10019-5490

         Dear Mr. Araskog:

         I was heartened by your comment in your interview with Reuters that there is "always room for negotiation at a particular point in time." I also appreciated your statement to USA Today that this matter is "not personal" between us. You are right that this is not personal, nor should it be, and I have previously apologized for comments that I made in jest.

         I disagree, however, with your conclusion that we haven't yet reached the point in time at which negotiation makes sense. The sooner we can talk, and get working on putting our two companies together, the greater the benefit not only for our respective shareholders, but also for our employees and other constituencies.

         In this regard, I would like to suggest that, if you have not yet implemented the layoffs you announced last Monday, we should talk soon about the place these employees could have in the combined Hilton-ITT. While the combination of our companies will produce substantial cost savings through consolidation of positions and other synergies, I view the combined company as very much a growth company. There are many positions in the combined company that could use most of the good and experienced employees now at ITT.

         This is only one example of the many reasons why we have reached the time for negotiation. I honestly hope that we can meet in the next few days, whether it be the two of us, or a meeting between our representatives and advisors. This is a combination that makes sense, and it makes sense for all of us.

         I look forward to hearing from you.

         Sincerely,

         /s/ Stephen F. Bollenbach

         Stephen F. Bollenbach